February 5, 2025

Cameron Pforr
Chief Financial Officer
M-tron Industries, Inc.
2525 Shader Road
Orlando, Florida 32804

       Re: M-tron Industries, Inc.
           Registration Statement on Form S-3
           File No. 333-284635
           Filed January 31, 2025
Dear Cameron Pforr:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing